

May 10, 2017

Unlocking Value at GM: Shareholder Presentation

GREENLIGHT

Disclaimer

This presentation, the materials contained herein, and the views expressed herein (the "Presentation") are for discussion and general informational purposes only. This Presentation does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. In addition, this Presentation should not be deemed or construed to constitute an offer to sell or a solicitation of any offer to buy any security described herein in any jurisdiction to any person, nor should it be deemed as investment advice or a recommendation to purchase or sell any specific security.

THE MATERIALS IN THIS PRESENTATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY INTERESTS IN ANY FUND MANAGED BY GREENLIGHT CAPITAL OR ANY OF ITS AFFILIATES. SUCH AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY INTERESTS MAY ONLY BE MADE PURSUANT TO DEFINITIVE SUBSCRIPTION DOCUMENTS BETWEEN A FUND AND AN INVESTOR. The views expressed herein represent the current opinions as of the date hereof of Greenlight Capital, Inc. ® and its affiliates (collectively, "Greenlight") and are based on publicly available information regarding General Motors Company ("General Motors" or "GM"). Certain financial information and data used herein have been derived or obtained from, without independent verification, public filings, including filings made by GM with the Securities and Exchange Commission ("SEC") and other sources. Greenlight shall not be responsible for or have any liability for any misinformation contained in any SEC filing, any third party report, or this Presentation. All amounts, market value information, and estimates included in this Presentation have been obtained from outside sources that Greenlight believes to be reliable or represent the best judgment of Greenlight as of the date of this Presentation. Greenlight is an independent company, and its opinions and projections within this presentation are not those of General Motors and have not been authorized, sponsored, or otherwise approved by General Motors.

The information contained herein, especially information relating to the potential impact of GM Dividend Shares, reflects projections, market outlooks, assumptions, opinions and estimates made by Greenlight Capital as of the date hereof and therefor constitutes forward-looking statements which are subject to change without notice at any time. Such forward-looking statements are based on certain assumptions and involve certain risks and uncertainties, including risks and changes affecting industries generally and GM specifically. Given the inherent uncertainty of projections and forward-looking statements, you should be aware that actual results may differ materially from the projections and other forward-looking statements contained herein due to reasons that may or may not be foreseeable.

Therefore, Greenlight does not represent that any opinion or projection will be realized, and Greenlight offers no assurances as to the price of General Motors securities in the future. While the information presented herein is believed to be reliable, no representation or warranty is made concerning the accuracy of any data presented, the information or views contained herein, nor concerning any forward-looking statements.

Greenlight has an economic interest in the price movement of the securities discussed in this presentation, but Greenlight's economic interest is subject to change without notice.

GM and the GM logo are registered trademarks of General Motors and its subsidiaries. GREENLIGHT® and GREENLIGHT CAPITAL, INC. with the star logo are registered trademarks of Greenlight Capital, Inc. or affiliated companies in the United States, European Union and other countries worldwide. All other trade names, trademarks, service marks, and logos within this presentation are the property of their respective owners who retain all proprietary rights over their use.

This presentation may not be reproduced without prior written permission from Greenlight. The information contained within the body of this presentation is supplemented by footnotes which identify Greenlight's sources, assumptions, estimates, and calculations. This information contained herein should be reviewed in conjunction with the footnotes.

Introduction

- Greenlight Capital is a value-oriented, research-driven investment management firm

  - We are a long-term stockholder of General Motors Company ("GM" or the "Company")

  - We are currently the 5th largest public holder, owning 3.6% of the common stock

Our interests are aligned with those of all GM shareholders

Reasons for Greenlight's Investment in GM

- GM is a great company that generates attractive cash flows and profits

- GM is particularly well situated in North America
  - Leading market position in trucks, SUVs and CUVs, which are taking share from sedans
  - Upcoming multi-year period of strong new product introductions will drive price and mix benefits

- GM has a strong and valuable business in China

- GM's remaining loss-making international operations can be turned around, fundamentally restructured or sold as GM has done with its businesses in Europe, Russia, Australia, Korea, Thailand and Indonesia

- GM's down-cycle earnings should outperform market fears, benefiting from the restructuring actions GM has taken to create a structurally lower and more flexible cost base

- GM is well situated to prosper amid industry developments including electrification, autonomous driving and ride-sharing

- GM is significantly undervalued

Rather than waiting for an eventual down-cycle to demonstrate the fundamental strength of its business, we believe GM should pursue constructive steps to fix its substantial undervaluation

Reasons for Greenlight's Active Involvement

- The Company has generated a total return of only 17% since its November 2010 IPO, compared to an average return of 147% from its OEM peers and an S&P 500 return of 133%[1]

- We believe this is in large part the result of a culture that is loath to disrupt the status quo and resists steps to unlock shareholder value
  - Recall that it wasn't until receiving public pressure from shareholders in 2015 that GM began a share repurchase program and announced its much touted capital allocation framework

- When presented with an idea to unlock billions of dollars of shareholder value (the "Plan"), GM's management team and Board retreated into a "not invented here" mentality, and retained financial advisors to discredit the idea

- We believe the management team then misrepresented the Plan to the credit rating agencies

- GM's other objections to our Plan indicate a lack of basic corporate finance and capital markets understanding that is harming shareholders

GM's Board needs to be enhanced to ensure it has critical capital markets expertise and a willingness to maximize shareholder value

(1) *Reflects impact of capital appreciation and dividends, as of May 5, 2017*

GM's Stock Is Not Fairly Valued Today

- Despite fundamentally strong operations, the stock has delivered poor returns since the Company's IPO, and trades at a <u>significant discount to intrinsic value</u>

- The current P/E multiple (5.4x[1]) is the <u>lowest in the S&P 500</u>, and among the lowest of all global automobile manufacturers

- The dividend yield (4.5%[1]) is very high relative to the overall market and to GM's conservative payout ratio (24%)

- GM's dividend is <u>not respected by the market</u>

- GM's investor base has a suboptimal combination of yield-oriented and value-focused shareholders with divergent investment objectives

---

(1) As of May 5, 2017

Where Are We Today?

Despite strong operating performance . . .



Shareholders Are Still Awaiting Upside

. . . Shareholders have not been rewarded since the 2010 IPO, despite an equity bull market



Cumulative Total Return Since GM IPO Through May 5, 2017

- General Motors
- S&P 500 Index
- Selected OEM Peers - Mean [1]

147%
133%
17%

(1) Selected OEM Peers include BMW, Daimler, Ford, Honda, Hyundai, Isuzu, Kia, Mazda, Nissan, Peugeot, Porsche, Renault, Subaru, Suzuki, Tata Motors, Tesla, Toyota and Volkswagen
Source: Bloomberg

GM Trades at the Lowest P/E Ratio Among the S&P 500 and the Second Lowest Among Global Automobile Manufacturers

Lowest P/E Ratio Stocks Among S&P 500	P/E Ratio 2017E
General Motors Co	5.4x[1]
Mallinckrodt PLC	6.1x
Micron Technology Inc	6.5x
Chesapeake Energy Corp	7.1x
Mylan NV	7.2x
Ford Motor Co	7.2x
Navient Corp	8.3x
Gilead Sciences Inc	8.3x
Xerox Corp	8.4x
LyondellBasell Industries NV	8.5x
Bed Bath & Beyond Inc	8.6x
Express Scripts Holding Co	8.8x
Goodyear Tire & Rubber Co	9.0x
Michael Kors Holdings Ltd	9.1x
Signet Jewelers Ltd	9.2x
S&P 500 Average[2]	**22.2x**

Global Automobile Manufacturers	P/E Ratio 2017E
Fiat Chrysler Automobiles NV	5.2x
General Motors Co	5.4x[1]
Kia Motors Corp	6.0x
Renault SA	6.1x
Volkswagen AG	6.1x
Nissan Motor Co Ltd	7.1x
Ford Motor Co	7.2x
Hyundai Motor Co	7.2x
Mazda Motor Corp	7.4x
Daimler AG	7.7x
Peugeot SA	8.5x
Bayerische Motoren Werke AG	8.6x
Honda Motor Co Ltd	9.4x
Toyota Motor Corp	10.4x
Subaru Corp	11.1x
Isuzu Motors Ltd	12.5x
Suzuki Motor Corp	13.5x
Tata Motors Ltd	19.3x
Tesla Inc	NM[3]
Selected OEM Peers Average	**9.0x**

Note: Multiples shown above based on fiscal year 2017 consensus estimates for non-GM companies, except for companies that have disclosed fiscal year 2017 actual results (multiples for Bed Bath & Beyond, Signet Jewelers and Honda Motor are based on fiscal year ending February, January and March 2018 consensus estimates, respectively)

(1) Based on the midpoint of management guidance of $6.25 2017 EPS
(2) Excludes P/E multiples greater than 100.0x
(3) Analysts project negative earnings in FY 2017E
Source: Bloomberg , prices as of May 5, 2017

GM Isn't Getting Credit for Its Strong Dividend Commitment…

GM has an outsized dividend yield relative to its conservative payout ratio

Highest Yielding Stocks[(1)]	Dividend Yield 2017E	Payout Ratio 2017E
General Motors Co	**4.5%[(2)]**	**24.3%[(3)]**
Xerox Corp	3.8%	31.8%
LyondellBasell Industries NV	4.1%	35.1%
Navient Corp	4.3%	35.8%
Ford Motor Co	5.5%	39.7%
Western Union Co/The	3.6%	41.5%
International Business Machines Corp	3.7%	42.1%
AES Corp/VA	4.3%	45.8%
AbbVie Inc	3.8%	46.7%
Invesco Ltd	3.6%	47.2%
Exelon Corp	3.8%	48.8%
Pfizer Inc	3.8%	50.1%
QUALCOMM Inc	4.0%	50.4%
Macy's Inc	5.4%	51.3%
Seagate Technology PLC	5.3%	51.8%
S&P 500 Average[(4)]	**1.9%**	**41.5%**

GM has already made a strong commitment to maintain the current dividend through the cycle

- *"[GM will]…maintain the [current $1.52 per share annual] dividend through the cycle"* (Oct. 2016)
- *"Under a 25% downturn scenario… [GM] would generate positive profitability… continue to invest in the business… maintain the current dividend and not withdraw on the revolver"* (Nov. 2016)
- *"We're going to maintain an average $20 billion target cash balance to ensure that we can invest through the cycle and, importantly, maintain our current dividend."* (Jan. 2017)

Note: Ratios and calculations shown above based on fiscal year 2017 consensus estimates for non-GM companies, except for companies that have disclosed fiscal year 2017 actual results (ratio for Macy's is based on fiscal year ending January 2018 consensus estimates)
(1) Reflects lowest payout ratios among S&P 500 companies with dividend yields of 3.5% or higher
(2) Based on current annual dividend of $1.52 per share
(3) Based on current annual dividend of $1.52 per share and the midpoint of management guidance of $6.25 2017 EPS
(4) Excludes payout ratios less than 0.0% and greater than 500.0%
Source: Bloomberg and GM Public Statements (October 25, 2016, November 3, 2016 and January 10, 2017)

…Even as GM's Cash Balance Specifically Reserves for Dividends

GM Presentation (September 21, 2016)

Target Cash and Liquidity

- Proactively manage non-operating cash calls over three-year window
- Revolver serves as backstop for unforeseen events/deep recession
- Seasonality will cause cash balance to vary throughout the year

GM's target cash includes a stockpile to cover 2 years of dividends in a downturn without requiring any draw on the $14.5 billion revolver



$8B
~$6B
~$5B
$1-2B
~$20B
$14.5B
~$30-35B
Minimum Operating Cash
Working Capital Unwind
Interest and Dividends
Additional Support
Target Cash Balance
Revolver
Target Liquidity
Moderate Recession

Sufficient Liquidity To Continue To Invest Through The Cycle

Source: GM Presentation, September 21, 2016

Plan to Unlock Value

○ We believe <u>there is a solution to unlock value</u> that does not affect GM's underlying operations or financial flexibility

　○ GM should distribute, on a tax-free basis, a second class of common stock that we call the "Dividend Shares"

　　○ The Dividend Shares would be entitled to today's dividend ($1.52 per year)

　　○ The Dividend Shares would trade separately from the existing common stock

　○ The existing common stock (the "Capital Appreciation Shares") would be entitled to the rest of the earnings, including all future growth

Creating two classes of common stock will unlock GM's value by forcing the market to appropriately value the dividend <u>and</u> give credit for GM's earnings potential

Our Proposed Solution: Creating Two Classes of Common Stock



The Dividend Shares

- Entitled to a $1.52 per share dividend (consistent with GM's current dividend)
- Dividends are received ahead of distributions to Capital Appreciation Shares
- Appeal to yield-oriented investors

GMD[1]

Common Stock

Ticker: GM

Tax-Free, One-for-One Distribution to Current Shareholders

The Capital Appreciation Shares

- Entitled to GM's earnings in excess of dividends on the Dividend Shares
- Primary beneficiary of all return of capital programs at GM in excess of dividends on the Dividend Shares
- Appeal to growth and value-focused investors

GM

Allows investors to optimize their exposure to income and / or growth

(1) Reflects proposed ticker

Valuing the Two Classes

○ We believe our structural solution will lead to GM being <u>more appropriately valued</u> in the capital markets

  ○ The Dividend Shares will be <u>attractive to yield-oriented investors</u>; our work indicates that they will trade with a 7% – 9% yield

  ○ The Capital Appreciation Shares will be <u>attractive to both growth and value-focused investors</u>

    ○ We believe they will be valued based on a P/E multiple basis, supported by projected EPS

    ○ On a conservative basis, we value them at GM's current depressed P/E multiple

    ○ However, we believe the multiple may expand from current levels because equivalent stock buybacks applied to the reduced market capitalization of the Capital Appreciation Shares will cause faster EPS growth

Based on our assumptions, we believe that creating two classes of common stock will lead to a 26% – 76% increase in GM's share price[1]

(1) Relative to GM's share price of $33.77 as of May 5, 2017

Our Proposed Shares

	The Dividend Shares	The Capital Appreciation Shares
Ticker	o GMD	o GM
Distribution Mechanism	o Tax-free distribution of one Dividend Share for every share of GM outstanding	o Holders continue to own their existing GM stock
Features	o Separate class of common stock entitled to declared dividends	o Separate class of common stock entitled to earnings in excess of declared dividends on Dividend Shares
Dividends	o $1.52 per share, the same as GM's current dividend	o Permitted, but not expected
Share Repurchases	o Permitted, but not expected	o Primary beneficiary of repurchases once all declared dividends have been paid on Dividend Shares
Voting	o Each share has one-tenth of a vote o Separate class vote for any change of control transaction	o Each share has one vote on all matters
Likely Owners	o Income-focused investors	o Growth and value-focused investors
Valuation	o Yield-based o A likely yield of 7% – 9%	o P/E and EPS growth o Potential for increased EPS growth rate driven by repurchases
Expected Value	o $17 – $22 / share	o $26 – $38 / share

Combined Expected Value of $42 – $60 / share

Benefits

- Our Plan does not affect GM's corporate strategy and will improve its financial flexibility

    - We are <u>not advocating for any change to GM's capital allocation policy</u>, including capital devoted to balance sheet cash, dividends or share repurchases

    - We believe our solution will <u>lower GM's cost of capital</u> and <u>improve its access to capital</u>

    - Simultaneously, our solution will <u>enhance value for shareholders</u> and <u>attract new investors</u> to GM

We believe our Plan will unlock between $13 billion and $40 billion of shareholder value through appropriate valuation of GM's dividend and earnings potential

The New Structure Is Relatively Simple to Implement

○ GM will need to meet formally with the rating agencies, <u>advocate</u> for the new structure and explain that it is consistent with GM's stated financial policy and superior from a capital markets perspective

○ We expect no issues with NYSE listing of the Dividend Shares – the existing common stock remains outstanding

○ No adverse tax or accounting consequences

  ○ Dividend Shares expected to be distributed as a tax-free dividend

○ Implementation will require a charter amendment to authorize a second class of common stock approved by a majority shareholder vote

Dividend Shares are structured to have no negative impact on GM's credit rating

Our Perspective on the Value of the Dividend Shares

○ Compare the Dividend Shares to other equities that trade primarily on a yield basis

○ **MLPs:** A review of publicly-traded MLPs suggests average dividend yields of 6% to 6.5% for BBB-rated issuers and 7.5% to 8.5% for BB-rated issuers

  ○ MLPs are generally characterized by high dividend payout ratios and trade on a yield basis

  ○ The following distinguish the profile of MLP common units from the Dividend Shares:

    ○ MLP dividends are variable and more dependent on financial performance

    ○ Higher potential for capital appreciation or depreciation

○ **PropCo and Triple-Net REITs:** A review of publicly-traded PropCo and Triple-Net REITs suggests average dividend yields of 5% to 6%

  ○ These REITs are generally characterized by high dividend payout ratios and trade on a yield basis

  ○ The following distinguish the profile of these REITs from the Dividend Shares:

    ○ Potential for modest income growth

    ○ Higher economic uncertainty at contractual lease maturity

**On top of the support from ongoing earnings,
GM's balance sheet currently has 9 years of dividend payments sitting in cash**

Our Perspective on the Value of the Dividend Shares (cont.)

○ The implied yield on the Dividend Shares is derived by benchmarking to the current 5.5% yield-to-maturity on GM's ~30-year senior unsecured notes and adjusting for incremental features

○ The "bridge" adjusts for:

  ○ **Duration** ➡ Dividend Shares have no maturity date

  ○ **Subordination & Dividend Payment Profile** ➡ Dividend Shares are lower in the capital structure than the senior unsecured notes and dividend non-payment does not trigger an event of default

  ○ **Liquidation Preference** ➡ Dividend Shares have no stated liquidation preference or rights over Capital Appreciation Shares in the event of liquidation

"Bridge" to Implied Yield for Dividend Shares

Low End of Range



High End of Range



(1) *Reflects approximation of blended YTM of GM's 6.25% Senior Unsecured Notes due 2043, 5.20% Senior Unsecured Notes due 2045 and 6.75% Senior Unsecured Notes due 2046*

Valuing the Dividend Shares

- We believe our solution will lead to GM being <u>more fairly valued</u> in the capital markets

  - The Dividend Shares will be <u>attractive to yield-oriented investors</u>

    - Our work indicates that they will trade with a 7% - 9% yield

	9.0%	8.0%	7.0%
Assumed Yield on Dividend Shares			
Implied Multiple	*11.1x*	*12.5x*	*14.3x*
Dividends Per Share (GM's Current Dividend)	$1.52	$1.52	$1.52
Value Per Dividend Share	**$16.89**	**$19.00**	**$21.71**

Our Perspective on the Value of the Capital Appreciation Shares

- The Capital Appreciation Shares will be <u>attractive to value- and growth-focused investors</u>

- We believe they will be valued based on a P/E multiple, and we value them conservatively at GM's current depressed 5.4x 2017E P/E multiple

- However, planned buybacks would buy more Capital Appreciation Shares than today's common stock due to a reduced absolute share price

Buybacks Will Have a Greater Impact

"Greenlight's proposal...would not increase value for shareholders."

– GM Presentation, May 4, 2017

- GM has never shared its valuation analysis with Greenlight or the investing public. However, let's presume that GM's claim is accurate

- GM's public guidance suggests the Company will have $12.4 billion in total buyback capacity in 2017 and 2018

GM 2017 and 2018 Buyback Capacity

($ in billions)	2017	2018	2017+2018 Total
Auto Free Cash Flow[1]	$6.0	$6.0	$12.0
Annual Auto Free Cash Flow Accretion from GM Europe Divestiture[2]		$0.9	$0.9
Less: Annual Dividends[3]	($2.3)	($2.3)	($4.7)
Auto Cash in Excess of Current Target Cash as of 12/31/16 ($21.6b vs. $20.0b)	$1.6		$1.6
Target Cash Reduction from $20.0b to $18.0b post GM Europe Sale[2]		$2.0	$2.0
Cash Proceeds from GM Europe Sale Available for Future Buybacks[2]	$0.6		$0.6
Cash Available for Share Repurchases	**$5.9**	**$6.6**	**$12.4**
Greenlight Assumed Buyback Capacity Deferred from 2017 to 2018[4]	($0.9)	$0.9	$0.0
Assumed Buybacks	**$5.0**	**$7.4**	**$12.4**
Auto Cash (End of Period)	$20.9	$18.0	

(1) 2017 auto free cash flow per GM guidance as of GM Q1'17 chart set. 2018 auto free cash flow presumed to be constant
(2) Per GM guidance as of March 6, 2017 presentation. Greenlight assumes reduction in target cash to $18 billion doesn't impact buybacks until 2018
(3) Based on current $1.52 dividend per share and 1.532 billion diluted shares outstanding
(4) To be consistent with GM's guidance for $5 billion of share repurchases in 2017 per GM Q1'17 chart set

Buybacks Will Have a Greater Impact (cont.)

Impact from GM Share Repurchases

	Common Shares (Status Quo)	Capital Appreciation Shares (GM Implied Value)	Capital Appreciation Shares (Greenlight Low Value)
Share Price[1]	$33.77	$14.77	$25.56
Market Capitalization ($ in billions)	$51.7	$22.6	$39.2
2017 + 2018 Combined Repurchases ($ in billions)	$12.4	$12.4	$12.4
% Repurchased	**24%**	**55%**	**32%**
Pro Forma 12/31/2018 Shares Outstanding (in millions)	1,164	690	1,045
Consensus 2019E Net Income ($ in billions)[2]	$8.8	$8.8	$8.8
Less: Net Income to Dividend Shares ($ in billions)		(2.3)	(2.3)
Remaining 2019E Net Income ($ in billions)	**$8.8**	**$6.5**	**$6.5**
2019E EPS[3]	$7.57	$9.39	$6.20
Implied 2019E P/E	**4.5x**	**1.6x**	**4.1x**

(1) *Assumes Dividend Shares trade at $19.00, representing an 8% yield on $1.52 per share, consistent with the mid-point of Greenlight's valuation range*
(2) *Per Bloomberg*
(3) *Excludes the benefit of 2019E share repurchases*

Buybacks Will Have a Greater Impact (cont.)

○ GM is wrong: the value of its shares should go up under our Plan

○ The market won't let GM buy back 55% of the Capital Appreciation Shares in less than 2 years at 1.6x earnings

○ The market probably won't let GM buyback 32% of the Capital Appreciation Shares at 4.1x earnings either

○ The more significant buy back impact should cause multiple expansion

Valuing the Capital Appreciation Shares

- A more effective buyback will accelerate EPS growth, resulting in a higher P/E

Nissan:	7.1x
Ford:	7.2x
Hyundai:	7.2x
Mazda:	7.4x

Daimler:	7.7x

Assumed P/E Multiple on Capital Appreciation Shares	**5.4x(1)**	**7.0x**	**8.0x**
2017E EPS(2)	\$6.25	\$6.25	\$6.25
Less: Dividends Paid to Dividend Shares	(\$1.52)	(\$1.52)	(\$1.52)
2017E Earnings Attributable to Capital Appreciation Shares	\$4.73	\$4.73	\$4.73
Implied Value Per Capital Appreciation Share	**\$25.56**	**\$33.11**	**\$37.84**

Above 8x:
- **Peugeot**
- **BMW**
- **Honda**
- **Toyota**
- **Subaru**
- **Isuzu**
- **Suzuki**
- **Tata**

(1) GM's Current 2017E P/E multiple
(2) Based on midpoint of management 2017 EPS guidance of \$6.25 per share

Valuing the Two Classes

○ The combined value of the Dividend Shares and the Capital Appreciation Shares leads to significant price appreciation compared to the current share price of $33.77[1]

	Low Range	Mid Range	High Range
Implied Value Per Dividend Share	$16.89	$19.00	$21.71
Implied Value Per Capital Appreciation Share	$25.56	$33.11	$37.84
Total Value Delivered to Each GM Shareholder	**$42.45**	**$52.11**	**$59.55**
% Premium / (Discount) to Current Share Price [1]	*26%*	*54%*	*76%*

Our Plan should deliver upside of 26% to 76%

(1) As of May 5, 2017

Our Plan is Minimally Invasive

- Our Plan advocates no change to GM's current operational strategy

- Our Plan leaves GM's financial policy intact relative to capital allocation priorities previously communicated by GM management

	GM's Current Financial Policy[1]	**Changes to GM's Financial Policy Under Greenlight Plan**
Balance Sheet Objectives	Commitment to maintaining an investment grade balance sheet	No change
	Automotive cash balance of $18-20 billion to allow for continued investments and dividends in an economic downturn	No change (to cash or debt on the balance sheet)
Investments in the Business	Annual capital expenditure requirements of $9 billion, declining late this decade	No change (to any cash flows or financial projections of the business)
Dividend Program	Expected dividend payments of $1.52 per share	No change
		No change in GM's ability to modify its dividend policy or suspend dividends
Share Repurchase Program	Return all available free cash flow to shareholders	No change
	Share repurchases of approximately $5 billion in 2017	No change in GM's full flexibility to adjust buybacks

Our Plan maximizes shareholder value, within GM management's existing financial policy

(1) Contingent upon completion of the Opel / Vauxhall sale, GM has reduced target cash from $20 billion to $18 billion and increased 2017E share repurchases to $5 billion

Why are management and the Board rejecting an idea that doesn't change the business, unlocks significant value and increases strategic and financial flexibility?

GM's Opposition to Our Plan is Meritless

- We presented this idea to management and to the Company's financial advisors in September and October of 2016

- We believe the idea was rejected as a result of a "not invented here" culture, coupled with the belief that it was unprecedented. This led to flawed assumptions and analysis put forward by the Company's financial advisors designed to discredit rather than evaluate our idea

- GM's management and the Board laid out the following objections to our Plan:

  - Does not address the fundamental factors driving GM's valuation

  - Would result in the loss of GM's investment grade credit rating

  - Is unprecedented and could result in a lower share price

  - Creates governance conflicts

Fundamental Factors Driving GM's Valuation

"The fundamental factors driving GM's valuation are NOT addressed by Greenlight's proposed financial engineering."

– GM Letter to Shareholders, April 24, 2017

**We obviously disagree, but this leads to a broader question:
what is GM doing proactively to address its persistent low valuation?**

GM is Literally Waiting for the Next Down-Cycle

GM's Plan	Greenlight's Plan
Nothing can be done about the undervalued share price for several more years, because investors need to witness the Company's performance in the next down-cycle before they can adopt a more favorable attitude towards the stock	Long-term shareholders shouldn't have to be so patient. We believe that our Plan will unlock the latent value immediately
GM is comfortable with the status quo and resultant undervaluation of GM stock	**Greenlight thinks GM should proactively address its inefficient capital structure**

GM's Spin to Convince Shareholders

- In its April 24, 2017 Letter to Shareholders, GM used the following language to describe its accomplishments:

  - "Strong track record of value creation"

  - "Sustainable long-term value for shareholders"

  - "Board…with the expertise necessary to drive shareholder value"

  - "Delivering higher growth and higher value for shareholders"

- And used the following language regarding our Plan to scare shareholders:

  - "Would lead to the loss of GM's investment-grade credit rating"

  - "Risky financial engineering experiment"

  - "Greenlight's proposal would <u>eliminate</u> the dividend on your existing common stock"

  - "Would pose serious risks for the value of your investment"

Greenlight's "Experiment in Financial Engineering"

- In February 2013, Greenlight proposed that Apple reduce its cost of capital and unlock shareholder value within the context of its existing constraints by distributing 'iPrefs' to its shareholders

- At the time, Apple had $137 billion in cash, no debt, and traded at a 7x P/E multiple (net of cash)

- Apple's capital return constraints at the time were that (1) the majority of the cash was held offshore, and (2) there was a standing corporate philosophy to not incur indebtedness

- After studying Greenlight's idea, Apple management chose not to pursue the issuance of iPrefs

- After Greenlight raised awareness of the issue, Apple reversed one of its previous constraints and in April 2013 began accessing the fixed income markets by issuing debt, allowing it to significantly increase the return of capital to shareholders

  - In the 4 years since then, Apple has issued $100 billion in low cost debt and returned over $200 billion to shareholders through share repurchases and dividends

- Apple has created significant value for continuing shareholders by retiring almost 25% of its shares at an average price of $97 (vs. $149 currently), contributing to its 154% total return since Greenlight's proposal

- Apple successfully reduced its high cost of capital and now has a more reasonable 13x P/E multiple (net of cash)

On behalf of shareholders, after our efforts, Apple solved its cost of capital conundrum

The Benefits of Improving the Cost of and Access to Capital

- Our Plan will lower GM's overall cost of capital by creating a higher multiple common equity class more aligned with income-oriented investor objectives

- A lower cost of capital will increase GM's value and enhance its financial flexibility

    - Improves access to capital

    - Creates incremental investment capacity and improves the economics of existing and future projects

    - Provides additional equity cushion to current debt holders

Instead of waiting for the next down-cycle, GM should be working to lower its cost of capital

The Benefits of Improving the Cost of and Access to Capital (cont.)

- Cheaper and more plentiful capital will allow GM to better manage its risks and to prosper in the global automotive sector, enabling:

  - Investments in newer technologies for electrification, autonomous driving and ride-sharing – including a currency for acquisitions

    - For example, acquisitions like Cruise Automation, 50% of which was paid for in very cheap stock

  - Continued expansion of GM Financial to support improved auto sales, profitability and customer loyalty

  - More flexibility to address pension funding

- Improving on the lowest valuation in the S&P 500 will reduce shareholder pressure to leverage the balance sheet to drive common equity returns

Greenlight's Plan does not reduce financial flexibility, and in fact likely enhances it

**GM management seems pleased obtaining
negative credit rating commentary to avoid
dealing with our Plan, but as
shareholders you should be outraged**

The Credit Rating Red Herring

- GM has been unable or unwilling to understand the essence of our Plan

- Accordingly, it has been unable or unwilling to accurately explain the Plan to the credit rating agencies

- If we (or frankly most other Fortune 100 management teams) were explaining this Plan to the agencies, we would have no problem obtaining comfort that GM would remain an investment grade credit following implementation of this Plan

- The reasons are quite simple:

  - The Plan represents no change to or departure from GM's existing financial policy

  - The new security being created is an unrateable common stock

  - The Plan merely represents an efficient structure of the claims amongst the equity

GM is Hiding Behind the Credit Rating Agencies

- During our interactions with GM management, we asked for their permission to engage multiple credit rating agencies in a formal process – at our own expense

  - <u>GM repeatedly refused</u> this request

- GM then interacted with the rating agencies and refused to answer substantive questions we had about that process

- Not only did GM management never approach rating agencies with advocacy for our Plan, but we believe they engaged in a manner intended to elicit a negative response

- Subsequently, we learned that GM had <u>substantially modified</u> our term sheet before sharing it with the rating agencies

  - Shareholders should ask why, if GM was confused by our terms, it did not ask us for clarification rather than unilaterally modify the term sheet

GM Wants it Both Ways

GM Story to Rating Agencies

GM tries to elicit a negative reaction by creating a term sheet and a narrative that implies that the Dividend Shares have <u>downside protection at the expense of creditors</u>

GM Story to Shareholders

"The proposed Dividend Shares <u>lack</u> both earnings upside participation and <u>downside protection</u>…"

– GM Letter to Shareholders, April 24, 2017

The Reality of our Plan

- <u>Creditors are no worse</u> off under our Plan

- The Company continues to pay a stable $1.52 annual dividend to shareholders

- Our Plan is merely an efficient allocation of value amongst equity constituents to increase the total equity value

GM is attempting to manipulate both the rating agencies and its own shareholders to protect the status quo

… And GM is Still Misleading its Own Shareholders on the Ratings Question

"Our analysis of the proposal was objective and thorough and included active participation by our CEO, CFO and Board over a seven-month period."

- GM Letter to Shareholders, April 24, 2017

"We also formally engaged with the major credit rating agencies and presented the proposal to them fully and fairly."

- GM Letter to Shareholders, April 24, 2017

"GM presented information accurately and responsibly."

- GM Presentation, May 4, 2017

"GM presented Greenlight's Dividend Share idea to the rating agencies fully and fairly."

- *GM Presentation, May 4, 2017*

… And GM is Still Misleading its Own Shareholders on the Ratings Question (cont.)

Term	GM's Redline of Our Term Sheet
Issuance	One Dividend Share to be issued via dividend for each share of existing Common Stock (the "Capital Appreciation Shares").
	The Capital Appreciation Shares will have the same rights and privileges as the currently outstanding shares of Common Stock ~~and may pay dividends as described below~~, but upon issuance of the Dividend Shares, the Company would cease paying dividends on the Capital Appreciation Shares for the foreseeable future.
	Dividend Shares are common stock ~~(not preferred)~~, and the board of directors of the Issuer (the "Board") will be elected by and will owe its fiduciary duties to holders of both the Capital Appreciation Shares and the Dividend Shares.
Liquidation	Upon a liquidation (other than a Change of Control) of the Issuer, payment will be made equally (on a per share basis) to the Capital Appreciation Shares and the Dividend Shares, with holders of the Dividend Shares receiving dividends in arrears (i.e. accrued but unpaid dividends on the Dividend Shares) in preference to the holders of the Capital Appreciation Shares. To account for these payments being made on a per share basis, the Dividend Shares will be subject to adjustment as determined by the Board in the exercise of its fiduciary duties for stock splits, combinations, share dividends and other similar transactions.
Ranking	The Dividend Shares will rank equally amongst themselves in all respects and rank senior to the Capital Appreciation Shares with respect to dividend rights and rank pari passu with any class or series of stock or other equity securities that is not expressly made senior or subordinated to the Dividend Shares as to the payment of distributions. The Dividend Shares will rank junior to the Issuer's existing future indebtedness (and junior to any class or series of stock or equity securities, including preferred shares, expressly made senior to the Dividend Shares).

Source: Greenlight Term Sheet, GM Term Sheet Presented to Rating Agencies

… And GM is Still Misleading its Own Shareholders on the Ratings Question (cont.)

"Greenlight's proposal…<u>would</u> result in a downgrade of GM's credit rating"

- GM Press Release, May 4, 2017

- S&P stated, *"If GM were to create a dual-class common structure, as proposed by Greenlight Capital, <u>we could consider</u> the offering to be a hybrid issuance – which we treat as debt when calculating our ratios – after we review the complete terms and conditions of the proposed securities. <u>This consideration could lead us</u> to lower our ratings on the company…"*

- S&P Press Release, March 28, 2017

- S&P also stated, *"As there is considerable uncertainty regarding the eventual outcome of the proposal at this point, we <u>cannot predict</u> the specific implications that it will have on our ratings on GM."*

- S&P Press Release, March 28, 2017

- Fitch stated, *"<u>More Information Needed to Determine Impact of Greenlight Proposal</u>…[w]hether or not the dividends are cumulative is an important distinction that would determine the impact on GM's credit profile…"*

- Fitch Press Release, March 28, 2017

Shareholders Should Demand an Open and Iterative Process

- As a large and long-term shareholder of GM, Greenlight <u>does not</u> advocate taking <u>any</u> action that puts GM in harm's way or results in a downgrade to non-investment grade

- Importantly, our Plan in no way represents a material "departure from current financial policy"

- All we are asking for is an iterative, open, and accurate process with the credit rating agencies

Greenlight remains open to modifications that ensure GM maintains its investment grade ratings

GM Also Resists Our Plan On Governance Grounds

- We are simply proposing that GM take the existing economic and governance rights of the current common stock and split it into two common equities, better aligned with investor objectives

  - This is a commonplace capital markets occurrence, with a myriad of Investment Grade examples

- It is a standard function of Boards to balance the competing interests of different stakeholders

- The Board appears to be unwilling to undertake additional governance responsibilities in order to create significant value on behalf of shareholders

  - The Board is collectively paid $3.5 million per year[1], in part to manage these conflicts

  - This says more about incumbent directors than about the Plan

- The "complex governance conflicts" GM alludes to are another red herring

GM shareholders deserve better directors

(1) Reflects total compensation paid to non-employee directors in 2016, per GM's 2017 proxy statement

The Bottom Line

The election is not just about our Plan, it is about having appropriate leadership at the Board level

o The Board should be held accountable for GM's long-term shareholder returns

o The Board does not seem to have appropriate expertise to evaluate our Plan

o The directors' engagement (or lack thereof) during our interactions leads us to question whether they will objectively evaluate opportunities that will create value for shareholders

o Rather than present its own ideas on how GM can enhance shareholder value, the Board is now spending significant shareholder funds in an attempt to discredit our Plan

    o It would cost far less to get a definitive opinion from the credit rating agencies

**If the directors were significant shareholders themselves,
they might be more interested in taking necessary steps to unlock shareholder value**

The Board has Personally Invested Very Little in GM

The previous positions held by GM directors suggests that they are wealthy individuals…

- Chairman & CEO of Cummins, 11 years

- EVP of Lockheed Martin, 6 years

- CEO of Novartis, 7 years

- CEO of Harvard Management Company, 7 years

- Chairman & CEO of ConocoPhillips, 8 years

- CEO of Lucent & Alcatel-Lucent, 6 years

- CFO of Wal-Mart, 11 years

- Dean of Ivey Business School, The University of Western Ontario, 10 years

… Yet this wealth has not made its way into GM's stock

Director	Years on Board	Shares Purchased	Value of Shares Purchased
Ashton	3	500	$17,920
Gooden	2	1,000	$35,370
Jimenez	2	32,000	$1,018,880
Mendillo[1]	1	1,600	$49,616
Mullen[1]	4	800	$28,096
Mulva	5	28,300	$998,424
Russo	8	2,300	$79,785
Schoewe	6	7,645	$198,753
Solso	5	5,000	$128,250
Stephenson[1]	8	800	$26,400
Median		1,950	$64,701

Even including shares granted to them by GM, the Board owns just 0.02% of outstanding shares

(1) GM Directors that Greenlight does not support for election



Highly Qualified Board Nominees

Our proposed director nominees are outstanding candidates who will supplement the strengths of the existing Board and merit inclusion regardless of our Plan

Our Board Nominees

- Our Board nominees collectively possess substantial investing, business leadership, financial analytics and board experience



Leo Hindery, Jr.
Managing Partner,
InterMedia Advisors, LLC

- Long tenure serving at the helm of major media organizations (TCI, Liberty, AT&T Broadband, YES Network, C-SPAN)

- Recognized as one of the cable industry's "25 Most Influential Executives over the Past 25 Years"

- Decades of investment experience in private equity



Vinit Sethi
Partner and Director of
Research, Greenlight
Capital

- Successful leadership at one of the leading value-oriented hedge funds

- Deep knowledge of investing and understanding of financial analytics through over two decades of investing experience



William N. Thorndike, Jr.
Founder & Managing
Director, Housatonic
Partners

- Extensive leadership experience in equity investing, including at Housatonic, Brahman Capital and Stanford Business School Trust

- Has served as a board member of over 30 public and private companies

- Author of *The Outsiders: Eight Unconventional CEOs and Their Radically Rational Blueprint for Success* (which was recommended reading by Mary Barra to the GM management team in 2015)

Who Would You Rather Have in the Board Room?

	Greenlight's Director Nominees **(Focus on Shareholder Value)**	**GM's Directors** **(Status Quo)**
Ownership	○ Nominated by Greenlight, which owns 3.6% of GM common stock	○ 0.02% as a group
Shareholder Returns	○ Demonstrable track record of driving significant shareholder returns	○ 2.4% GM annual total shareholder returns since IPO
Experience	○ Previous CEO of TCI, Liberty Media, AT&T Broadband, and YES Network (Hindery) ○ Director of Research at Greenlight Capital, an investment firm that has generated 16% annualized net returns since inception (Sethi) ○ Chairman of CONSOL Energy and directorships at over 30 companies. Literally wrote the book on generating superior returns for shareholders (Thorndike)	○ Chairman of the Joint Chiefs (Mullen) ○ CEO of Harvard Management Company, generated 3.9% annualized returns from '08 - '14[1] (Mendillo) ○ Dean of Ivey Business School at the University of Western Ontario (Stephenson)

Our nominees have a track record of credibly evaluating ideas and holding themselves accountable

(1) *Harvard Management Company public releases reporting performance from July 1, 2008 to June 30, 2014*

Appendix:
Additional Rating Agency Considerations

**Greenlight's Plan does not propose a
cumulative dividend**

GM Obfuscates the Issue

- GM stated in its proxy statement that "the dividend payable on the Dividend Shares [is] cumulative and significantly limit[s] our financial flexibility"

- GM falsely indicated in its public March 28th presentation that the Dividend Shares have a "cumulative dividend" and would create a "fixed obligation"

- Greenlight never suggested the dividends are cumulative for the Dividend Shares. In fact, Greenlight explicitly stated that the Dividend Shares are only "entitled to declared dividends"

- Greenlight clarified the issue to GM's Board: "the Board maintains the full ability to reduce or eliminate dividend payments" and the Dividend Shares will represent "[n]o new financial commitment"

- GM's public statements are false and appear to be aimed at misleading stockholders and the rating agencies into believing that the Dividend Shares are preferred or debt-like securities

Dividends are Not Cumulative

o Dividends would be declared quarterly at the discretion of the Board of Directors, consistent with normal corporate practices for common stock dividends, exactly as GM does today

o Undeclared dividends would not create a liability on the balance sheet

o Undeclared dividends would not give rise to a claim in bankruptcy

o There is no contractual obligation for the Board to declare a dividend on the Dividend Shares

o There is no contractual obligation for the Company to pay any dividends on the Dividend Shares unless declared by the Board

o There is no obligation to "catch up" dividend payments to the Dividend Shares unless the Board wants to repurchase Capital Appreciation Shares or issue dividends to them

o There is no liquidation preference on the Dividend Shares, so there are no competing claims with creditors in bankruptcy

Nothing cumulates in our Plan

Characteristics of Cumulative Dividends when not Paid

○ The Company has an obligation to accrue them, even when they aren't paid

○ The liquidation preference would increase within the financial statements

○ They give rise to a priority claim in bankruptcy

The Dividend Shares lack all of these features

How a Waterfall Works

o The Board determines if there are funds to be distributed to common equity holders

o The rights and priorities of *which* common equity holders get *what* are established by a waterfall

  o GM would declare dividends on the Dividend Shares, up to an amount such that the aggregate dividends would equal $0.38 per quarter since issuance

  o Thereafter, the Board may conduct discretionary repurchases of Capital Appreciation Shares or declare dividends to them

There is a difference between a cumulative dividend that creates an obligation and a waterfall that determines who gets what, if and only if there is available cash for equity holders

**Greenlight's proposed Dividend Shares
are common equity**

Dividend Shares are Common Equity

○ They are pari passu with Capital Appreciation Shares in a bankruptcy or liquidation

○ They have the same loss absorption capacity as the Capital Appreciation Shares

○ Rank junior to any and all existing or future debt and preferred securities

○ No stated principal value

○ Not redeemable (no maturity and not callable)

○ No ability to cause an event of default

○ Dividends would be non-cumulative, declared quarterly at the discretion of the Board of Directors, consistent with normal corporate practices for common stock dividends

○ There is no circumstance under which GM is required to make any equity distributions under our Plan

○ Has voting rights

○ Will be allocated EPS under GAAP accounting

○ Not a rateable security

Dividend Shares are Common Equity, Not Hybrid Securities

- Moody's Policy regarding rating Hybrid Securities

  - "In our first look at a hybrid to determine the amount of equity credit to be assigned, we focus on if it is…a preferred security or subordinated debt"[1]

  - "…[P]referred securities are …very deeply subordinated securities and generally the most junior instrument above common equity in the capital structure"[1]

- Fitch's Policy regarding rating Hybrid Securities

  - "Fitch's definition of "hybrids" refers to hybrid instruments and securities, including preference shares that are <u>neither common stock</u> nor ordinary senior or subordinated debt."[2]

  - "However, Fitch considers hybrids less flexible than common equity, which has no maturity or right for the investor to put it back to the issuer"[2]

(1) Moody's Hybrid Equity Credit, March 16, 2015
(2) Fitch Treatment and Notching of Hybrids in Non-Financial Corporate and REIT Credit Analysis, February 29, 2016

Dividend Shares are Common Equity, Not Hybrid Securities (cont.)

- However, our Dividend Shares

  - Are common equity and pari passu with Capital Appreciation Shares in a bankruptcy or liquidation

  - Have no concept or prospect of principal recovery/repayment (i.e. no maturity and not redeemable)

  - Are not rateable

    - GM concedes this on page 14 of its March 28, 2017 Presentation (*"likely not rated by rating agencies"*)

It would be unprecedented for Rating Agencies to ascribe debt content to a common equity, with no stated principal value that itself is not a rateable security

Greenlight's Plan does not pose a major or unique corporate governance challenge

Two Classes of Common Shares are Commonplace

○ We are simply proposing that GM take the existing economic and governance rights of the current common equity and split it into two common equities, better aligned with investor objectives. This is a commonplace capital markets occurrence, with a myriad of Investment Grade examples

  ○ Multiple-Classes of Common C-Corps

    ○ BMW, Ford, Hyundai, Volkswagen, Alphabet, Berkshire Hathaway

  ○ Energy Companies with C-Corp, MLP GP and/or MLP LP interests

    ○ Anadarko / Western Gas GP / Western Gas LP, Plains GP / Plains All American LP, Shell / Shell Midstream LP

  ○ OpCo / PropCo Transactions

    ○ Darden Restaurants / Four Corners Property Trust

  ○ Companies with Tracking Stocks

    ○ Georgia-Pacific[1], AT&T[1], US West[1], Liberty entities[2]

  ○ C-Corps with publicly traded affiliates, highlighting underlying value

    ○ EMC / VMware[3]

(1) No longer outstanding
(2) Not Investment Grade
(3) Preceding the recent sale to Dell

This is Not an Unprecedented Plan from a Governance Perspective – Tracking Stocks Have the Same Issues

Issuer	Event	Credit Rating	Rating Commentary
Georgia-Pacific	o Distribution to its shareholders of a new class of common stock tied to the performance of its timberland assets (1997) o Pre-transaction <u>annual dividend of $2 per share to be split into $1 per share</u> annually for each class of common stock	Baa2 (unchanged)	o Moody's (9/18/1997): "The creation of the new stock will have <u>no impact on Georgia-Pacific as a legal entity</u> and thus will not change the debt protection measurement that previously existed. The creation of the "letter stock" concept does provide the company with <u>additional flexibility to tap the equity market on a more focused basis should it choose to do so</u>." o S&P BBB- rating also unchanged
AT&T	o Issuance of tracking stock tied to performance of the AT&T wireless operating business (2000)	AA- (unchanged)	o S&P (4/27/2000): No rating impact resulting from this transaction o Fitch AA- and Moody's A1 ratings also unchanged
U S West	o Transfer of earnings tied to directory publishing activities from one tracking stock class to another (1997)	Baa1 (unchanged)	o Moody's (5/16/1997): "Moody's notes that while the transfer is structured as a sale between these entities, <u>it does not affect either the cash flows, debt levels, strategic direction, business plans, or anticipated financial performance of the legal entities to which ratings are assigned</u>."

The creation of tracking stocks has generally been neutral from a credit rating perspective. From a credit rating perspective, the creation of the Dividend Shares is analogous

This is Not an Unprecedented Plan from a Governance Perspective – Tracking Stocks Have the Same Issues (cont.)

Issuer	Event	Credit Rating	Rating Commentary
Liberty Media	○ Issuance of stock tied to performance of the QVC operating business and strategic equity holdings of Interactive Corp. and Expedia Inc. (2005)	BB+ (unchanged)	○ Fitch (11/10/2005): "Fitch <u>does not expect the creation of a tracking stock to have any impact on the legal obligations of the company</u> relating to existing debt." ○ S&P BB+ and Moody's Ba1 ratings also unchanged
Liberty Interactive Corp.	○ Separating the stock into two tracking stocks, Liberty Interactive and Liberty Ventures (2012)	BB (unchanged)	○ S&P (2/27/2012): "Liberty Interactive Corp. hopes to highlight the operations of each tracking stock and raise capital through rights offerings, while maintaining its existing tax structure. <u>The tracking stock structure does not alter the obligor</u>. Liberty Interactive Corp. will remain the obligor and responsible for all debt service."
Liberty Interactive LLC	○ Separating the Liberty Interactive tracking stock into two new tracking stocks, QVC and Liberty Digital Commerce (2013)	BB (unchanged)	○ Fitch (10/10/2013): "As Fitch's ratings for Liberty and QVC reflect the consolidated legal entity/obligor credit profile, rather than the tracking stock structure, <u>the separation of the Liberty Interactive tracking stock does not have a material impact on the credit profile</u>."

**Greenlight annotations to GM's annotations
of Greenlight's annotations of GM's
modification to Greenlight's term sheet**

Greenlight Response:
Greenlight's term sheet was a complete term sheet for common equity! The terms that GM claimed were missing are not common equity terms, and there was no valid reason to include them.

GM Response: Rating agencies (RAs) asked for a complete term sheet, not the partial term sheet that Greenlight provided to GM. GM also provided the RAs with the exact terms that Greenlight provided to GM.

Greenlight Response: On the next page, GM admits that it used terms that Greenlight did not provide.

Not meaningful to a credit rating discussion.

GM eliminated clarifying point that Dividend Shares are "not preferred".

GM Response: GM was clear that the Dividend Shares were "common stock." The parenthetical "not preferred" was superfluous.

Greenlight Response: Why did GM feel the need to delete the important emphasis that the Dividend Shares are not preferred securities? Given that GM admits that the Dividend Shares were clearly intended to be "common stock," why would it have added preferred terms to the term sheet unless it was trying to undermine Greenlight's proposal?

SUMMARY OF PROPOSED TERMS ~~FOR~~ AND CONDITIONS ~~FOR~~ A POTENTIAL DISTRIBUTION OF DIVIDEND SHARE COMMON STOCK
~~DIVIDEND SHARES OF~~
~~GENERAL MOTORS COMPANY~~

~~The following is a summary of terms and conditions for the issuance of shares of the Dividend Shares.~~

General Motors Company (NYSE: GM) (the "Issuer"),

Dividend Share Common Stock (the "Dividend Shares").

One Dividend Share to be issued via dividend for each share of existing Common Stock (the "Capital Appreciation Shares").

The Capital Appreciation Shares will have the same rights and privileges as the currently outstanding shares of Common Stock ~~and may pay dividends as described below, but upon issuance of the Dividend Shares, the Company would cease paying dividends on the Capital Appreciation Shares for the foreseeable future~~.

Dividend Shares are common stock ~~(not preferred)~~, and the board of directors of the Issuer (the "Board") ~~will be elected by and~~ will owe its fiduciary duties to holders of both the Capital Appreciation Shares and the Dividend Shares.

Except to the extent required by Delaware law or as set forth below, the Capital Appreciation Shares and Dividend Shares will vote together as a single class on all matters submitted to stockholders.

When voting together with the Capital Appreciation Shares, each Dividend Share will possess 1/10 of a vote per share, and each Capital Appreciation Share will continue to have one vote per share.

The Dividend Shares shall be entitled to a quarterly dividend, payable in cash, when and if declared by the Board, in an amount equal to $0.38 per share (the "Dividend Share Dividend").

While an aggregate amount equal to at least the Dividend Share Dividend for each quarter since the issuance of the

GM Response: GM emphasized in the title and in the term sheet that the Dividend Shares would be "Common Stock". There was no confusion here.

GM Response: GM clarified that there would be no dividends on the Capital Appreciation Shares - this was needed because if dividends continued to be paid on the Capital Appreciation Shares, the cash outflow would be even greater and the credit downgrade even more severe. This is beneficial to Greenlight.

Greenlight Response: **There was no silence on this point - Greenlight's term sheet clearly says payment will be made equally to the Capital Appreciation Shares and the Dividend Shares. If GM truly thought there was ambiguity, it could have picked up the phone before meeting with the rating agencies instead of making up its own terms.**

Dividend Shares has not been paid in respect of each Dividend Share, no dividends or distributions may be paid in respect of Capital Appreciation Shares, and the Issuer may not conduct any discretionary repurchase of Capital Appreciation Shares (other than as required pursuant to the terms of any bona fide employee benefit plan).

If dividends on the Dividend Shares are current, the Board may declare and pay dividends or make optional repurchases in respect of Capital Appreciation Shares.

In addition, in the exercise of its fiduciary duties, the Board may make optional repurchases of Dividend Shares.

GM Response: While Greenlight's term sheet was silent on this point, GM made an assumption that, in liquidation, Dividend Share dividends in arrears would be paid first. This assumption was entirely consistent with GM's prior discussions with Greenlight. When GM subsequently learned from Greenlight's counsel that this was not the case, GM went back to the rating agencies to clarify the point, as noted in footnote 1, and the rating agencies confirmed that it would not change their views.

Change of Control: In connection with a Change of Control, the Dividend Shares will vote as a separate class to approve such Change of Control and the consideration offered to the Dividend Shares in connection therewith.

"***Change of Control***" means an occurrence where the Issuer (or any of its subsidiaries) sell, convey, license, lease or otherwise dispose of all or substantially all of the assets or business of the Issuer and its subsidiaries (taken as a whole) or merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Issuer), or there is any transaction or series of related transactions in which in excess of 50% of the Issuer's outstanding voting securities are transferred to one person or group of persons, in each case, to the extent that such occurrence or transaction is submitted to stockholders.

GM Response: Greenlight's assertion that the dividend is not cumulative is <u>simply false</u>. No dividends or share buybacks may be made on the Capital Appreciation Shares unless dividends are brought current on the Dividend Shares. This is the definition of cumulative.

Liquidation:[1] Upon a liquidation (other than a Change of Control) of the Issuer, payment will be made equally (on a per share basis) to the Capital Appreciation Shares and the Dividend <u>Shares, with holders of the Dividend Shares receiving dividends in arrears (i.e., accrued but unpaid dividends on the Dividend Shares) in preference to the holders of Capital Appreciation</u> Shares. To account for these payments being made on a per share basis, the Dividend Shares will be subject to adjustment as determined by the Board in the exercise of its

In our plan, both classes of common stock <u>share equally in liquidation</u>.

<u>GM invents the concept of dividends in arrears</u> (i.e. accrued but unpaid dividends). <u>Dividends "in arrears" are not in our plan and are not paid</u> to Dividend Shares in a liquidation.

Our plan does not have cumulative dividends.

GM creates the concept of Dividend Shares having a preference over the Capital Appreciation Shares.

Note: Schulte Roth is Greenlight's counsel.

[1] <u>Following clarifying call with Schulte Roth on Feb 13, 2017, confirmed in subsequent discussions with RAs that payment of dividends in arrears to Dividend Shares in liquidation, or lack thereof, would not change credit rating judgment.</u>

Greenlight Response: GM does not even attempt to defend its insertion of this preferred security term. The Dividend Shares and Capital Appreciation Shares rank equally upon liquidation, and GM's implication of overall seniority wrongly suggests that the Dividend Shares are a preferred security.

GM Response: Greenlight's assertion that the Dividend Shares and the Capital Appreciation Shares rank equally as to dividend rights is simply false. No dividends or share buybacks may be made on the Capital Appreciation Shares unless dividends are brought current on the Dividend Shares. Thus dividends on the Dividend Shares rank prior to dividends on the Capital Appreciation Shares.

Greenlight Response: GM missed one mistake in our annotation.

Not in our Term Sheet. GM added a "Ranking" provision to incorrectly state that the Dividend Shares rank senior to the Capital Appreciation Shares, implying that the Dividend Shares are a preferred security.

The Dividend Shares and Capital Appreciation Shares rank equally.

Ranking[1] The Dividend Shares will rank equally amongst themselves in all respects and rank senior to the Capital Appreciation Shares with respect to dividend rights and rank pari passu with any class or series of stock or other equity securities that is not expressly made senior or subordinated to the Dividend Shares as to the payment of distributions. The Dividend Shares will rank junior to the Issuer's existing and future indebtedness (and junior to any class or series of stock or equity securities, including preferred shares, expressly made senior to the Dividend Shares).

Restrictions on Issuances of Other Share Classes None

Not in our Term Sheet. GM added to imply a debt-like term sheet (e.g. a covenant).

Conversion Rights None

Not in our Term Sheet. GM added to imply either a preferred or a debt-like term sheet.

Redemption Rights No special redemption rights

Not in our Term Sheet. GM added to imply a debt-like term sheet.

Preemptive Rights No special preemptive rights would attach to the Dividend Shares.

Not in our Term Sheet. GM added to imply a preferred-like term sheet.

Financial or Other Cove-Nants None

Not in our Term Sheet. GM added to imply a debt-like term sheet. Covenants are typically a debt characteristic.

Listing: The Capital Appreciation Shares will continue to be listed on the NYSE and ~~TSX~~ such other exchanges as they may currently be listed, and the Dividend Shares will be listed on the NYSE.

Registration: While the Dividend Shares will be issued pursuant to an exemption from registration under the Securities Act of 1933, they will be registered pursuant to the Securities Exchange Act of 1934.

~~***Non-Binding:*** *Except with respect to this provision, this Term Sheet is intended solely as an outline of general terms and as the basis for further discussion. It is not intended to be, and does*~~

GM Response: The clarification of other terms was inserted to make clear that there were ***no additional rights***, as the Greenlight term sheet was incomplete and did not address several standard terms. This clarification was ***beneficial*** to Greenlight's case and was done to present the proposal fully and fairly.

Greenlight Response: Greenlight's term sheet *was* complete, as these are not standard terms for common securities. These terms are applicable to preferred and debt securities, and GM's unilateral decision to include these terms deceptively paints the Dividend Shares as a preferred instruments.

~~not constitute, a legally binding obligation or commitment on behalf of any person. This Term Sheet does not create and is not intended to create a duty to negotiate, in good faith or otherwise, towards a binding contract and may not be relied upon as the basis for a contract by estoppel or otherwise. This Term Sheet may be withdrawn at any time for any reason or no reason. No legally binding obligation or commitment will be created, implied or inferred hereby. This Term Sheet does not constitute an offer to sell or a solicitation of an offer to buy securities.~~

About the Proxy Solicitation

Greenlight Capital, Inc., Greenlight Capital, L.P., DME Advisors, LP, DME Capital Management, LP, DME Advisors GP, LLC, Greenlight Capital Qualified, LP, Greenlight Capital (Gold), LP, Greenlight Capital Offshore Partners, Greenlight Capital Offshore Master (Gold), Ltd., Greenlight Masters Partners, Greenlight Masters, LLC, David Einhorn, Leo Hindery, Jr., Vinit Sethi, and William N. Thorndike, Jr. (collectively, the "Participants") have filed with the Securities and Exchange Commission (the "SEC") a definitive proxy statement and accompanying form of proxy to be used in connection with the solicitation of proxies from the shareholders of General Motors Company (the "Company"). All shareholders of the Company are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by the Participants, as they contain important information, including additional information related to the Participants. The definitive proxy statement and an accompanying proxy card will be furnished to some or all of the Company's shareholders and is, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/ and at http://www.UnlockGMValue.com/.

Information about the Participants and a description of their direct or indirect interests by security holdings is contained in the definitive proxy statement on Schedule 14A filed by the Participants with the SEC on April 28, 2017. This document is available free of charge from the sources indicated above. Thank you for reading until the very end! Please vote for our proposals.

Greenlight Response:
New disclosure

Warning Regarding Forward Looking Statements

THIS PRESS RELEASE CONTAINS FORWARD LOOKING STATEMENTS. FORWARD LOOKING STATEMENTS CAN BE IDENTIFIED BY USE OF WORDS SUCH AS "OUTLOOK", "BELIEVE", "INTEND", "EXPECT", "POTENTIAL", "WILL", "MAY", "SHOULD", "ESTIMATE", "ANTICIPATE", AND DERIVATIVES OR NEGATIVES OF SUCH WORDS OR SIMILAR WORDS. FORWARD LOOKING STATEMENTS IN THIS PRESS RELEASE ARE BASED UPON PRESENT BELIEFS OR EXPECTATIONS. HOWEVER, FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR AS A RESULT OF VARIOUS RISKS, REASONS AND UNCERTAINTIES. EXCEPT AS REQUIRED BY LAW, GREENLIGHT CAPITAL, INC. AND ITS AFFILIATES AND RELATED PERSONS UNDERTAKE NO OBLIGATION TO UPDATE ANY FORWARD LOOKING STATEMENT, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS OR OTHERWISE.

Appendix:
Total Shareholder Return ("TSR") Analysis

GM Has Consistently Underperformed its OEM Peers and the S&P 500

○ Our peer group is the entire OEM peer set that sell automobiles globally, and is not cherry picked to improve relative comparisons



Cumulative Total Return Over Designated Periods as of May 5, 2017

Legend:
- General Motors
- Selected OEM Peers - Mean [1]
- S&P 500 Index

1-Year: 16%, 22%, 19%
3-Year: 10%, 23%, 36%
5-Year: 73%, 155%, 95%
Since IPO: 17%, 147%, 133%

(1) *Selected OEM Peers include BMW, Daimler, Fiat Chrysler, Ford, Honda, Hyundai, Isuzu, Kia, Mazda, Nissan, Peugeot, Porsche, Renault, Subaru, Suzuki, Tata Motors, Tesla, Toyota and Volkswagen. 3-year TSR for Fiat Chrysler is calculated as of its late 2014 IPO and 5-year TSR and TSR Since IPO exclude Fiat Chrysler.*
Source: Bloomberg

Important Information About This Proxy Solicitation

Greenlight Capital, Inc., Greenlight Capital, L.P., DME Advisors, LP, DME Capital Management, LP, DME Advisors GP, LLC, Greenlight Capital Qualified, LP, Greenlight Capital (Gold), LP, Greenlight Capital Offshore Partners, Greenlight Capital Offshore Master (Gold), Ltd., Greenlight Masters Partners, Greenlight Masters, LLC, David Einhorn, Leo Hindery, Jr., Vinit Sethi, and William N. Thorndike, Jr. (collectively, the "Participants") have filed with the Securities and Exchange Commission (the "SEC") a definitive proxy statement and accompanying form of proxy to be used in connection with the solicitation of proxies from the shareholders of General Motors Company (the "Company"). All shareholders of the Company are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by the Participants, as they contain important information, including additional information related to the Participants. The definitive proxy statement and an accompanying proxy card will be furnished to some or all of the Company's shareholders and will be, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/ and at http://www.UnlockGMValue.com.

Information about the Participants and a description of their direct or indirect interests by security holdings is contained in the definitive proxy statement on Schedule 14A filed by the Participants with the SEC on April 28, 2017. This document is available free of charge from the sources indicated above.